FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, September 8, 2005
FAIRFAX ANNOUNCES LOSS ESTIMATES FOR HURRICANE KATRINA
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX: FFH.SV) (NYSE: FFH) announces that its initial estimate of aggregate potential net losses relating to Hurricane Katrina is in the range of $175 million to $220 million before tax and minority interests, or approximately $108 million to $134 million after tax and minority interests. The estimated hurricane losses are recorded within Fairfax’s insurance and reinsurance companies as follows:

	Before Tax and Minority Interests	After Tax and Minority Interests
($ millions)
OdysseyRe	$80 - 100	$42 - 52
Crum & Forster	35 - 40	23 - 26
Group Re	40 - 50	35 - 44
Northbridge	20 - 30	8 - 12

	$175 - 220	$108 - 134
These estimates are based on a preliminary review and on an estimated total insured loss from Hurricane Katrina of $30 billion. Fairfax recognizes that at this early stage it is not possible to make a calculation of its financial exposure to claims relating to Hurricane Katrina with a high degree of certainty.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946